January 19, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, NE

Washington, DC 20549

Re:                             First Midwest Bancorp, Inc. (the “Company”)

Registration Statement on Form S-4 (File No. 333-208781)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on January 19, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (630) 875-7345 or William C. Hermann of Chapman and Cutler LLP at (312) 845-3895 should you have any questions with respect to the foregoing.

FIRST MIDWEST BANCORP, INC.

By:	/s/ Nicholas J. Chulos
Nicholas J. Chulos
Executive Vice President, Corporate Secretary and General Counsel